

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2009

Via Fax & U.S. Mail

Mr. Andrzej Matyczynski
Chief Financial Officer
Reading International, Inc.
500 Citadel Drive, Suite 300
Commerce, CA 90040

Re: Reading International, Inc.
Form 10-K for the year ended December 31, 2008
Schedule 14A filed April 22, 2009
File No. 001-08625

Dear Matyczynski:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label “corresp” with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Earnings per Share, page 64

1. Please explain to us why the numbers of shares excluded from the computation of diluted loss per share shown here are different from the numbers of shares shown in the last sentence of Note 4 on page 70.

205-209 East 57th Street Associates, LLC Financial Statements

Report of Independent Auditors, page 120

2. We note from Exhibit 23.2 that PriceWaterhouseCoopers has consented to the incorporation by reference of their report dated February 11, 2008 relating to the financial statements of 205-209 East 57th Street Associates, LLC. However, the opinion included on page 120 is not properly signed. In addition, the opinion included on page 120 is dated February 11, 2009. Please file an amended Form 10-K to include an opinion on the 2007 and 2006 financial statements of 205-209 East 57th Street Associates, LLC that is properly signed (including location) and dated in accordance with Rule 2-02(a) of Regulation S-X.

Signatures, page 147

3. We note that although your chief financial officer has signed on behalf of the company, he has not signed in his individual capacity as your principal financial officer and controller or principal accounting officer. Please include the signature for your principal financial officer and controller or principal accounting officer. Refer to General Instructions D(2)(a) and (b) to Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 – Basis of Presentation

Correction of Error, page 5

4. We note your discussion of the correction of an error related to the 2008 fixed asset impairment analysis, and that you concluded the error is not material to your 2008

consolidated financial statements. Please explain to us how you determined that the error was not material to your financial statements under SAB Topic 1M.

Note 11 – Notes Payable and Subordinated Debt

Trust Preferred Loan, page 10
5. We note from the disclosure in Note 20 that you intend to record a gain on extinguishment of debt of $11.4 million in the second quarter on the Trust Preferred Securities acquired in the first quarter of 2009. Please tell us how you determined your accounting for the repurchase of $22.9 million (face) Trust Preferred Securities for $11.5 million as an investment was appropriate as of March 31, 2009, and how your recognition of the gain on extinguishment in the second quarter is appropriate given the guidance in FASB Accounting Standards Codification 405-20-40-1(a)(4) and 470-50-40-1 through 3.

Schedule 14A filed April 22, 2009

Discretionary Cash Bonuses, page 18

6. You state that the company supplements base salaries with periodic discretionary cash bonuses that are "predicated on, among other things, the overall financial performance of our company."   In future filings, please describe in greater detail, the process by which the compensation committee selects the criteria used to determine discretionary cash bonuses, including any financial targets used. Confirm that you will disclose and quantify any targets upon which achievement of bonuses are predicated.

Compensation of Chief Executive Officer, page 20

7. We note that your compensation committee uses benchmarking in setting compensation of its named executive officers. In future filings, please disclose the degree to which the compensation committee considered peer companies comparable to you. Furthermore, please provide a full discussion and more detail on exactly how the comparison group was used to make compensation decisions. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 24

8. We note that you disclose no assumptions that were made in the valuation of stock awards and option awards. In future filings, please include a footnote disclosing all assumptions made in the valuation by referencing any discussion of those assumptions in the company's financial statements, footnotes to the financial

statements, or discussion in the Management's Discussion and Analysis. Please refer to the Instruction to Item 402(c)(2)(v).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. You may contact Tarik Gause at 202-551-3528 or Amanda Ravitz at 202-551-3412 if you have questions regarding comments on legal matters. Please also contact me with any other questions.

Sincerely,

David R. Humphrey
Branch Chief